May 7, 2009

Manulife Financial Corporation announces amendments to its dividend reinvestment and share purchase plans

TORONTO – Manulife Financial Corporation (the “Company”) today announced that it has amended and restated its Canadian Dividend Reinvestment and Share Purchase Plan (the “Amended Canadian Plan”) and that it has replaced the bank-sponsored U.S. Investor Services Program for the Company’s common shareholders resident in the United States (the “Former U.S. Plan”) with a new Dividend Reinvestment and Share Purchase Plan (the “New U.S. Plan”).

Under the Amended Canadian Plan, holders of the Company’s common shares residing in Canada may continue to choose to have their dividends reinvested in additional common shares of the Company, in lieu of receiving their dividends in cash.   Previously, the additional common shares could only be purchased on the open market by the administrator of the plan. Under the Amended Canadian Plan, if a dividend is declared, the Board of Directors of the Company will determine whether the additional common shares will be purchased on the open market or issued by the Company from treasury.  Such determination by the Board will also apply in respect to the process for optional cash purchases of common shares by participants under the Amended Canadian Plan.

The price at which common shares will be purchased pursuant to the Amended Canadian Plan will be the market price.  Under the Amended Canadian Plan, the price of common shares issued by the Company from treasury pursuant to the reinvestment of dividends may be, at the Board’s discretion, reduced by a discount of up to five (5) percent from the market price, as determined pursuant to the Amended Canadian Plan.  Shareholders who are enrolled in the existing Canadian Plan as of May 7, 2009 continue to be enrolled in the Amended Canadian Plan.

The process by which common shares are to be purchased under the New U.S. Plan, and the price of such common shares, is substantially similar to the Amended Canadian Plan as described above.  Under applicable United States securities laws the Company today filed with the United States Securities and Exchange Commission a registration statement on Form F-3, including a prospectus (the “U.S. Prospectus”), in connection with the New U.S. Plan.   Shareholders who reinvested dividends under the Former U.S. Plan as of May 7, 2009 are automatically enrolled in the reinvestment of dividends under the New U.S. Plan in the same manner and to the same extent that they reinvested dividends under the Former U.S. Plan.

In connection with the reinvestment of dividends and optional cash purchases pursuant to the Amended Canadian Plan and the New U.S. Plan in respect of the June 19, 2009 dividend payment date, the Board has decided that the Company will issue shares from treasury.  The price of common shares purchased with reinvested dividends will be reduced by a three (3) percent discount from the market price, as determined pursuant to the applicable plan.

No administration fees will be charged to participants by the Company or the respective plan administrators for enrollment in the Amended Canadian Plan or the New U.S. Plan, and the Company will pay for any brokerage commissions and trading and transaction fees incurred by the plan administrators in connection with purchases of shares under the Plans.  Participants will be responsible for certain other fees and expenses, as described in the Amended Canadian Plan and the U.S. Prospectus.

Registered common shareholders of record residing in Canada who are not currently participants in the existing Canadian Plan and wish to join the Amended Canadian Plan can obtain an enrollment form from the Company’s plan administrator, CIBC Mellon Trust Company, from their website at www.cibcmellon.com/investor, or by calling 1-800-783-9495.   Non-registered beneficial common shareholders residing in Canada who are not currently participants in the existing Canadian Plan and wish to join the Amended Canadian Plan should contact their broker or other intermediary through which they hold common shares.

Registered common shareholders of record residing in the United States who are not currently participants in the Former U.S. Plan and wish to join the New U.S. Plan can obtain an enrollment form and a copy of the U.S. Prospectus from the Company’s plan administrator, BNY Mellon Shareowner Services, from their website at www.bnymellon.com/shareowner/isd, by calling 1-800-249-7702 or at their mailing address, P.O. Box 358013, Pittsburgh, PA 15252-8013. Non-registered beneficial common shareholders residing in the United States who are not currently participants in the Former U.S. Plan and wish to join the New U.S. Plan should contact the broker or other intermediary through which they hold common shares.

The Amended Canadian Plan and the additional listing of common shares under the Amended Canadian Plan have been conditionally approved by the Toronto Stock Exchange (“TSX”), subject to the Company fulfilling the listing requirements of the TSX.

About Manulife Financial

Manulife Financial is a Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

Shareholder Services:
Terri Neville
1-800-795-9767
shareholder_services@manulife.com